Exhibit 99.3

For Immediate Release: September 5, 2024

Attention: Business Editors

VERSABANK REPORTS THIRD QUARTER FISCAL 2024 RESULTS: RESULTS CONTINUE TO DEMONSTRATE STRENGTH OF BUSINESS MODEL AS BANK ENTERS US MARKET

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our third quarter 2024 (“Q3 2024”) unaudited Interim Consolidated Financial Statements for the period ended July 31, 2024 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the third quarter and the first nine months of fiscal 2024 ended July 31, 2024. All figures are in Canadian dollars unless otherwise stated.

CLOSING OF THE ACQUISITION OF STEARNS BANK HOLDINGFORD N.A.

In June 2024, the Bank obtained approval from the US Office of the Comptroller of the Currency (the "OCC"), US Federal Reserve, and OSFI (Canada) to acquire Stearns Bank Holdingford N.A. (“SBH”), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. ("SFSI") based in St. Cloud, Minnesota. On August 30, 2024, the Bank, through its wholly-owned US subsidiary VersaHoldings US Corp., completed the acquisition, acquiring 100% of the outstanding shares of SBH for cash consideration of approximately US$14.0 million (CA$19.3 million), subject to closing related adjustments. Based in Minnesota, SBH is a fully operational, OCC-chartered, national bank, focused on small business lending. Upon closing, SBH was renamed VersaBank USA.

Several factors associated with preparations for the closing of the acquisition of SBH dampened VersaBank’s third quarter fiscal 2024 financial results. In preparation to fund the capital requirements of the US subsidiary following closing of the SBH acquisition, VersaBank maintained higher than typical cash balances. The higher than typical cash balances exacerbated the impact of the temporary dampening of net interest margin that usually occurs when interest rates decline, the result of the lag in the adjustment of the Bank’s term deposit rates.  In addition, non-interest expense was higher due to acquisition-related costs, some of which were specific to the third quarter and some of which are being incurred ahead of asset growth and revenue generated by the launch of US Receivable Purchase Program (“RPP”) in the US through VersaBank USA.

Net income and earnings per share for the first nine-months of fiscal 2024 increased 15% and 17%, respectively, from the first nine months of fiscal 2023.

CONSOLIDATED AND SEGMENTED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended						As at or for the nine months ended
	July 31	April 30			July 31		July 31	July 31
(thousands of Canadian dollars, except per share amounts)	2024	2024	Change		2023	Change	2024	2023	Change
Financial results
Total revenue	$26,996	$28,501	(5%	)	$26,859	1%	$84,348	$79,462	6%
Cost of funds*	4.17%	4.21%	(1%	)	3.62%	15%	4.12%	3.30%	25%
Net interest margin*	2.23%	2.45%	(9%	)	2.57%	(13% )	2.38%	2.72%	(13% )
Net interest margin on loans*	2.41%	2.52%	(4%	)	2.69%	(10% )	2.58%	2.89%	(11% )
Return on average common equity*	9.63%	12.36%	(22%	)	11.15%	(14% )	11.79%	11.24%	5%
Net income	9,705	11,828	(18%	)	10,003	(3% )	34,232	29,683	15%
Net income per common share basic and diluted	0.36	0.45	(20%	)	0.38	(5% )	1.29	1.10	17%
Balance sheet and capital ratios**
Total assets	$4,516,436	$4,388,320	3%		$3,980,845	13%	$4,516,436	$3,980,845	13%
Book value per common share*	15.23	14.88	2%		13.55	12%	15.23	13.55	12%
Common Equity Tier 1 (CET1) capital ratio	11.75%	11.63%	1%		11.15%	5%	11.75%	11.15%	5%
Total capital ratio	15.40%	15.33%	0%		15.10%	2%	15.40%	15.10%	2%
Leverage ratio	8.54%	8.55%	0%		8.53%	0%	8.54%	8.53%	0%

* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q3 2024 Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

(thousands of Canadian dollars)
for the three months ended	July 31, 2024				April 30, 2024				July 31, 2023
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$24,944	$-	$-	$24,944	$26,242	$-	$-	$26,242	$24,929	$-	$-	$24,929
Non-interest income	175	2,219	(342)	2,052	262	2,336	(339)	2,259	101	2,020	(191)	1,930
Total revenue	25,119	2,219	(342)	26,996	26,504	2,336	(339)	28,501	25,030	2,020	(191)	26,859

Provision for (recovery of) credit losses	(1)	-	-	(1)	16	-	-	16	171	-	-	171
	25,120	2,219	(342)	26,997	26,488	2,336	(339)	28,485	24,859	2,020	(191)	26,688

Non-interest expenses:
Salaries and benefits	5,945	1,562	-	7,507	5,724	1,685	-	7,409	5,891	1,562	-	7,453
General and administrative	4,729	446	(342)	4,833	3,445	451	(339)	3,557	4,257	380	(191)	4,446
Premises and equipment	824	370	-	1,194	845	374	-	1,219	610	370	-	980
	11,498	2,378	(342)	13,534	10,014	2,510	(339)	12,185	10,758	2,312	(191)	12,879

Income (loss) before income taxes	13,622	(159)	-	13,463	16,474	(174)	-	16,300	14,101	(292)	-	13,809

Income tax provision	3,811	(53)	-	3,758	4,484	(12)	-	4,472	3,999	(193)	-	3,806

Net income (loss)	$9,811	$(106)	$-	$9,705	$11,990	$(162)	$-	$11,828	$10,102	$(99)	$-	$10,003

Total assets	$4,507,158	$27,285	$(18,007)	$4,516,436	$4,378,863	$26,980	$(17,523)	$4,388,320	$3,971,781	$25,485	$(16,421)	$3,980,845

Total liabilities	$4,102,239	$29,471	$(24,259)	$4,107,451	$3,982,924	$29,069	$(23,776)	$3,988,217	$3,609,832	$29,123	$(23,153)	$3,615,802

MANAGEMENT COMMENTARY

“The highlight of the third quarter was the Bank’s receipt of the US and Canadian regulatory approvals for our acquisition of a national, OCC-chartered US bank, which we completed last week,” said David Taylor, President and Chief Executive Officer, VersaBank. “We are now embarking on a transformational opportunity for VersaBank, broadly launching our Receivable Purchase Program financing solution, which has been proven out in Canada over the last nearly 15 years, to the underserved, multi-trillion-dollar point-of-sale market in the United States.”

“Importantly, outside of several factors related specifically to close our US acquisition, our financial results continue to demonstrate the underlying strength and efficiency of our business model. Earnings per share for the first nine-months of fiscal 2024 were another record, up 17% from the same period last year.”

“Our US Receivable Purchase Program opportunity, alongside our anticipated continued steady growth in Canada, is expected to generate strong, sustainable expansion of our loan portfolio for years to come, enabling us to further capitalize on the significant operating leverage in our business model to drive growth in profitability and return on common equity and efficiency, that we believe is unmatched in the North American banking industry.”

HIGHLIGHTS FOR THE THIRD QUARTER OF FISCAL 2024

Consolidated

●

Total assets increased 13% year-over-year and 3% sequentially to a record $4.5 billion, with the increase driven primarily by growth in Digital Banking Operations’ Point of Sale Receivable Purchase Program (POS/RPP) portfolio;

●

Consolidated total revenue increased 1% year-over-year and decreased 5% sequentially to $27.0 million. The year-over-year trend reflects higher non-interest income from the Bank’s cybersecurity operations, DRT Cyber Inc. (“DRTC”). The sequential trend was due primarily to lower Commercial Real Estate (“CRE”) lending asset balance in the current quarter due to timing of loan origination, continued loan growth and higher interest expense attributable to higher deposit balances to fund balance sheet growth across each of its lines of business and the acquisition of SBH, as well as higher cost of funds consistent with the elevated interest rate environment, offset partially by higher interest income attributable to continued Point-of-Sale Receivable Purchase Program Loans and Leases (“POS/RPP Financing”) lending asset growth;

●	Consolidated net income decreased 3% year-over-year and decreased 18% sequentially to $9.7 million. Net income for the third quarter of fiscal 2024 was dampened by several factors associated with preparations for the closing of the acquisition of SBH. In preparation to fund the capital requirements of the US subsidiary following closing of the SBH acquisition, VersaBank maintained higher than typical cash balances. The higher than typical cash balances exacerbated the impact of the temporary dampening of net interest margin that usually occurs when interest rates decline, the result of the lag in the adjustment of the Bank’s term deposit rates. In addition, non-interest expense was higher due to acquisition-related costs, some of which were specific to the third quarter and some of which are being incurred ahead of anticipated asset growth and revenue generated by the launch of US Receivable Purchase Program (“RPP”) in the US through VersaBank USA;
●

Consolidated earnings per share decreased 5% year-over-year and decreased 20% sequentially to $0.36, with the year-over-year trend reflecting the impact of a lower number of common shares outstanding from the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”) over the course of fiscal 2023; and,

●	Return on common equity decreased to 9.63% from 11.15% year-over-year and decreased 22% from 12.36% sequentially.

Digital Banking Operations

●

Loans increased 11% year-over-year and 1% sequentially to a record $4.05 billion, driven primarily by continued growth in the Bank’s POS/RPP portfolio, which increased 16% year-over-year and 4% sequentially;

●

Total revenue increased marginally year-over-year and decreased 5% sequentially to $25.1 million. The year-over- year increase was driven primarily by higher non-interest income from DRTC. The sequential trend was due primarily to lower CRE lending asset balance in the current quarter due to timing of loan origination, continued loan growth, and higher interest expense attributable to higher deposit balances to fund balance sheet growth across each of its lines of business and the acquisition of SBH, as well as the higher cost of funds consistent with the elevated interest rate environment, offset partially by higher interest income attributable to continued POS/RPP Financing portfolio growth;

●

Net interest margin on loans decreased 28 bps, or 10%, year-over-year and 11 bps, or 4%, sequentially at 2.41%. The decreases were due primarily to the strong growth of the POS/RPP Financing portfolio (which is composed of lower-risk weighted, lower yielding but higher Return on Common Equity (“ROCE”) assets than the CRE portfolio, lower CRE lending balance, as well as the impact of temporarily elevated GIC (term deposit) rates relative to Government of Canada bonds due to the adjustment lag typically experienced in a decreasing interest rate environment.  The impact of the adjustment lag was exacerbated by the higher cash balances described above.  This was offset partially by higher yields earned on the Bank’s lending assets;

●	Net interest margin decreased 34 bps, or 13%, year-over-year and decreased 22 bps, or 9%, sequentially to 2.23%;
●

Provision for credit losses as a percentage of average loans remained negligible at 0.00%, compared with a 12-quarter average of 0.01%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks; and,

●	Efficiency ratio (excluding DRTC) was 46% compared to 43% a year ago and 38% sequentially.

DRTC’s Cybersecurity Services Operations (Digital Boundary Group)

●

Revenue for the Cybersecurity Services component of DRTC (Digital Boundary Group, or DBG) increased 8% year-over-year to $2.5 million, driven by higher service engagements, while gross profit increased 5% to $1.9 million due to improved operational efficiency. Sequentially, revenue and gross profit for DBG decreased 8% and 6%, respectively, due primarily to seasonally lower service engagements. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income. DBG remained profitable on a standalone basis within DRTC.

FINANCIAL SUMMARY

(unaudited)	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Results of operations
Interest income	$71,646	$60,089	$212,181	$163,245
Net interest income	24,944	24,929	77,754	73,812
Non-interest income	2,052	1,930	6,594	5,650
Total revenue	26,996	26,859	84,348	79,462
Provision for (recovery of) credit losses	(1)	171	(112)	793
Non-interest expenses	13,534	12,879	37,743	37,940
Digital Banking	11,498	10,758	31,927	31,600
DRTC	2,378	2,312	6,834	6,914
Net income	9,705	10,003	34,232	29,683
Income per common share:
Basic	$0.36	$0.38	$1.29	$1.10
Diluted	$0.36	$0.38	$1.29	$1.10
Dividends paid on preferred shares	$247	$247	$741	$741
Dividends paid on common shares	$650	$648	$1,950	$1,962
Yield*	6.40%	6.19%	6.50%	6.02%
Cost of funds*	4.17%	3.62%	4.12%	3.30%
Net interest margin*	2.23%	2.57%	2.38%	2.72%
Net interest margin on loans*	2.41%	2.69%	2.58%	2.89%
Return on average common equity*	9.63%	11.15%	11.79%	11.24%
Book value per common share*	$15.23	$13.55	$15.23	$13.55
Efficiency ratio*	50%	48%	45%	48%
Efficiency ratio - Digital Banking*	46%	43%	41%	43%
Return on average total assets*	0.85%	1.00%	1.03%	1.07%
Provision (recovery) for credit losses as a % of average loans*	0.00%	0.02%	0.00%	0.03%
	as at
Balance Sheet Summary
Cash	$247,983	$87,726	$247,983	$87,726
Securities	153,026	182,944	153,026	182,944
Loans, net of allowance for credit losses	4,049,449	3,661,672	4,049,449	3,661,672
Average loans	4,033,954	3,540,564	3,949,927	3,327,175
Total assets	4,516,436	3,980,845	4,516,436	3,980,845
Deposits	3,821,185	3,328,017	3,821,185	3,328,017
Subordinated notes payable	101,641	101,585	101,641	101,585
Shareholders' equity	408,985	365,043	408,985	365,043
Capital ratios**
Risk-weighted assets	$3,273,524	$3,047,172	$3,273,524	$3,047,172
Common Equity Tier 1 capital	384,496	339,894	384,496	339,894
Total regulatory capital	504,112	460,065	504,112	460,065
Common Equity Tier 1 (CET1) ratio	11.75%	11.15%	11.75%	11.15%
Tier 1 capital ratio	12.16%	11.60%	12.16%	11.60%
Total capital ratio	15.40%	15.10%	15.40%	15.10%
Leverage ratio	8.54%	8.53%	8.54%	8.53%

* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q3 2024 Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s Consolidated Financial Statements and Management’s Discussion & Analysis (MD&A) for the three & nine months ended July 31, 2024, which will be filed on SEDAR (www.sedarplus.ca) and will be available at www.versabank.com.

About VersaBank

VersaBank is a North American bank (federally chartered in Canada and the US) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2023.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Thursday, September 5, 2024, at 9:00 a.m. (ET) to discuss its third quarter results, featuring a presentation by David Taylor, President & CEO and John Asma, CFO, followed by a question and answer period. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at: https://emportal.ink/3X576am to receive an instant automated call back. Alternatively, you may also dial direct and be entered into the call by an Operator at: 1-437-900-0527 or 1-888-510-2154 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/dAJV25PoRaz or on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank's web site at: https://www.versabank.com/investor-relations/financial-results/.

The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/dAJV25PoRaz and on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until October 5, 2024 by calling 289-819-1450 or 1-888-660-6345 (toll free) and the passcode is: 69262#

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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